EXHIBIT 99.1

Golar LNG Partners LP Announces Distribution Reduction and Operational Update

Golar LNG Partners LP (“Golar Partners” or “the Partnership”) announced today an update regarding its financial strategy and ongoing initiatives in response to the recent Covid-19 induced deterioration in the macro-economic environment. This includes a decision to reduce its quarterly common unit distribution and the initiation of a process to seek an extension of the maturity date for its Senior Unsecured Bond Issues maturing in May 2020 (GOLP02, ISIN NO 001 07 36481) (the “GOLP02 Bonds”) and May 2021 (GOLP03, ISIN NO 001 0736481) (the “GOLP03 Bonds”) (together, the “Bond Issues”).

The Partnership’s Board of Directors has approved a reduction in the quarterly common distribution to $0.0202 per unit for the quarter ended March 31, 2020 (from $0.4042 per unit in the previous quarter).  Golar Partners believes this reduction is in the best interest of all of its stakeholders during this unprecedented time of market volatility. The Partnership will, as a consequence, retain approximately $109 million of cash flow annually, allowing the Partnership to focus its capital allocation on debt reduction, thus strengthening its balance sheet while providing enhanced financial flexibility to consider capital allocation priorities over time. The reduction will also result in lower breakeven re-contracting rates across the Partnership’s fleet.

The Partnership will continue its review of its structure and strategy to maximize long-term shareholder value once it has completed the process to extend the Bond Issues.

Golar Partners has also issued a summons for a meeting of the holders of the GOLP02 Bonds and the GOLP03 Bonds for the purpose of seeking their approval to an extension of the maturity of both Bond Issues for 18 months subject to certain terms and conditions, the details of which are disclosed in a separate press release.

Golar Partners remains focused on protecting the health and safety of its employees, customers, vendors, and communities in order to ensure that it continues to operate safely and reliably. Together with Golar LNG Limited, Golar Partners has instigated a number of ongoing operational initiatives in response to the challenges posed by the Covid-19 pandemic. All of the Partnership’s assets continue to operate well and in accordance with their existing contractual arrangements thus safeguarding Golar Partners $2.1 billion revenue backlog.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. Such statements are generally not historical in nature and specifically include statements about the Partnership’s plans, strategies, business prospects and changes and trends in the business in which it operates.  In particular, statements regarding the Partnership’s cash distributions and common unit repurchase plan are considered forward looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Golar LNG Partners LP
Hamilton, Bermuda
April 1, 2020
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Graham Robjohns
Stuart Buchanan

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act